SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer's ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration: 1431-1

MINUTES OF THE 350th MEETING OF COPEL’S FISCAL COUNCIL, HELD ON JUNE 28, 2013----On June 28, 2013, at 9:00 a.m., the undersigned members of the Company’s Fiscal Council met at the headquarters of Companhia Paranaense de Energia - Copel, located at Rua Coronel Dulcídio 800, Curitiba - PR. The Chairman of the Fiscal Council, Mr. Joaquim Antonio Guimarães de Oliveira Portes, informed those present that, on June 12, 2013, he had received a Letter of Resignation from Mr. Gustavo Henrique Fabrício, resigning from his position as a sitting member of the Fiscal Council, having been elected by the Company’s common shareholders at the 58th Annual Shareholders’ Meeting held on April 25, 2013, for the 2013/2014 mandate. After accepting Mr. Gustavo Henrique Fabrício’s resignation, his alternate, Mr. Bruno Cabral Bergamasco, was appointed as his replacement for the remainder of his mandate until the next Annual Shareholders’ Meeting. There being no further business to discuss, the Chairman thanked the members for their presence and brought the meeting to a close. .----------------------------------------

JOAQUIM ANTONIO GUIMARÃES DE OLIVEIRA PORTES
Chairman

NELSON LEAL JUNIOR

JOSÉ TAVARES DA SILVA NETO

BRUNO CABRAL BERGAMASCO

CARLOS EDUARDO PARENTE DE OLIVEIRA ALVES

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 28, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.